United States securities and exchange commission logo





                            December 7, 2023

       Nadir Ali
       Chief Executive Officer
       Grafiti Holding Inc.
       169 Bath Road
       Slough, United Kingdom

                                                        Re: Grafiti Holding
Inc.
                                                            Draft Registration
Statement on Form 10
                                                            Submitted November
13, 2023
                                                            CIK No. 0002000640

       Dear Nadir Ali:

                                                        We have reviewed your
draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form 10

       Information Statement Summary
       Proposed Business Combination with Damon, page 3

   1. We note that the business combination with Damon is subject to material conditions. We also note that you
include a full description of the business of Damon and a full description of the
business combination with Damon in the filing. We also note on page
                                                        59 that you state that
the expected value to Inpixon shareholders from pursuing the spin-
                                                        off and the Business
Combination was greater than the value of a stand-alone spin-off transaction. Please
expand the disclosure to state the basis for your belief that the business combination is
not probable at this time and the reason why Article 11 of
                                                        Regulation S-X pro
forma financial information and Rule 3-05 audited financial
                                                        statements of Damon are
not provided in the Form 10, as such financial information
                                                        appears to be necessary
to support your statement regarding the value to Inpixon
                                                        shareholders of the
spin-off and Business Combination transactions. If you determine that
 Nadir Ali
Grafiti Holding Inc.
December 7, 2023
Page 2
         pro formas and financial statements of Damon are not required at this time, please revise the disclosure throughout the document to focus on the operations of Graffiti in the
         Description of Business and not that of Damon and the Business Combination with
         Damon other than in a Recent Developments section.
Risk Factors
We may enter into joint venture, teaming and other arrangements..., page 18

2. We note that you may enter into joint venture, teaming and other arrangements. Please expand the disclosure to address whether you have entered into any agreements at the current date.
Following the Business Combination, if consummated, the combined company will need to raise additional capital by issuing securities..., page 30

3. Please revise the disclosure to delete the reference to commercializing aircraft, as it does not apply to the registrant.
Business of Grafiti
Customers, page 67

4. We note your statement that your five channel partners account for approximately 25% of your revenue. Please disclose whether you experience material revenue concentration from a single channel partner. Describe the terms of any agreements with your channel partners, if material.
Description of Capital Stock, page 82

5. Please clarify how your corporate governance will differ from the corporate governance at
         Inpixon and consider adding a comparative table.
Business of Damon, page 92

6.       We note the statement that Damon   s electric motorcycles are now in
the advanced stages
         of product validation, on route to production. Please revise your disclosure to clearly state the steps and costs necessary to bring the electric motorcycles to market and the anticipated timeline.
EV Growth Worldwide, page 93

7. Please provide a basis for the statements relate to growth of the electric vehicle industry.
FirstName LastNameNadir Ali
       For example, if these are based on industry reports, provide a citation to such reports.
Comapany   NameGrafiti
       Provide            Holdingfor
                similar revisions Inc.your disclosure regarding the total addressable market in the motorcycle
December   7, 2023 industry.
                   Page 2
FirstName LastName
 Nadir Ali
FirstName  LastNameNadir  Ali
Grafiti Holding Inc.
Comapany7,
December   NameGrafiti
              2023      Holding Inc.
December
Page 3     7, 2023 Page 3
FirstName LastName
Note 11 - Subsequent Events, page F-19

8. We note that you have entered into a Business Combination agreement with Damon that is subject to material conditions. Please expand the disclosure to detail the material conditions and the basis for your belief that the transaction is not probable at this time.
Exhibits

9. Please file the Exclusive Software License and Distribution Agreement between Inpixon,
         Cranes Software International Ltd., and Systat Software as an exhibit to your registration statement or tell us why it is not required. Refer to Item 601(b)(10)(ii)(B) of Regulation S-
         K.
General

10. We note that you intend to undertake a merger with Damon Motors following the spin-off of Grafiti, with Damon Motors to be the surviving entity. Please provide your analysis of how this transaction complies with the guidance in Staff Legal Bulletin 4. Specifically, it appears that the acquisition of Damon would constitute additional consideration to the current Inpxion Shareholders requiring a Securities Act registration statement pursuant to
         Rule 145(a)(3).
       Please contact Claire DeLabar at 202-551-3349 or Robert Littlepage at 202-551-3361 if
you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan at 202-551-6756 or Matthew Crispino at 202-551-3456 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Kevin Friedmann